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                                                                    EXHIBIT 12.1


                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                ($ IN THOUSANDS)


                                                            RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
                                    -----------------------------------------------------------------------------------------------
                                             YEAR ENDED DECEMBER 31,                  PRO FORMA     THREE MONTHS ENDED   PRO FORMA
                                    ---------------------------------------           DECEMBER 31,       MARCH 31,        MARCH 31,
                                     1998       1999      2000      2001       2002     2002 (2)      2002       2003     2003 (2)
                                     ----       ----      ----      ----       ----   ------------    ----       ----    ----------
FIXED CHARGES:
   Capitalized interest.........    13,145     15,821    39,052     45,211         --         --         --          --         --
   Interest expensed............        --      9,120        --     18,131     63,573     86,673      15,999     23,799     29,574
   Portion of rent expense
     representative of
     interest (1)...............        76        216     2,027      7,575      6,646      6,646       1,182      2,441      2,441
                                   --------  --------  --------  ---------  ---------  ---------   ---------  ---------    --------

     Total fixed charges........   $ 13,221  $ 25,157  $ 41,079  $  70,917  $  70,219  $  93,319   $  17,181  $  26,240   $ 32,015
                                   ========  ========  ========  =========  =========  =========   =========  =========   =========


EARNINGS:
   Loss before income taxes.....   $(16,167) $(36,896) $(51,873) $(284,379) $(495,012) $(518,112)  $(112,250) $(126,282)  $(132,057)
   Fixed charges, less
     capitalized interest.......         76     9,336     2,027     25,706     70,219     93,319      17,181     26,240      32,015
   Depreciation and write-off
     of capitalized interest
     preferred dividends........         --        --        --      6,888      9,136      9,136       2,909      2,765       2,765
                                   --------  --------  --------  ---------  ---------  ---------   ---------  ---------   ---------

   Earnings (loss) adjusted for
     fixed charges..............    (16,091)  (27,560)  (49,846)  (251,785)  (415,657)  (415,657)    (92,160)   (97,277)    (97,277)
Ratio of earnings (loss) to
   combined fixed charges and
   preferred dividends..........         --        --        --         --        --          --          --         --          --
Deficiency in earnings to cover
   fixed charges................     29,312    52,717    90,925    322,702   485,876     508,976     109,341    123,517     129,292


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(1) One-third of rent expense is deemed to be representative of interest.
(2) Pro forma deficiency of earnings to cover fixed charges is calculated based on the annual interest rate on the 12% senior secured notes due 2010 plus the amortization of deferred financing fees as of the beginning of the period.